Exhibit 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-249661 on Form S-8 and to the use of our report dated August 10, 2021 relating to the financial statements of Absolute Software Corporation appearing in this Annual Report on Form 40-F for the year ended June 30, 2021.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

August 10, 2021